SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               30 July, 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 30 July, 2004 re: Interim Results


LLOYDS TSB GROUP PLC - RESULTS FOR HALF-YEAR TO 30 JUNE 2004




                            PRESENTATION OF RESULTS



In order to provide a clearer representation of the underlying performance of the Group, the results of the Group's life and pensions, and general insurance businesses include investment earnings calculated using longer-term investment rates of return (page 42, note 7). The difference between the normalised investment earnings and the actual return ('the investment variance') together with the impact of changes in the economic assumptions used in the embedded value calculation (page 43, note 8), and the profit on the sale of a number of overseas businesses in 2003 (page 43, note 9) have been separately analysed and a reconciliation to the Group's profit before tax is shown on page 1.



Unless otherwise stated, the profit and loss analysis in this document compares the half-year to 30 June 2004 to the corresponding period of 2003.







                        FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.



                                       CONTENTS


                                                                                                                  Page
Profit before tax by main businesses                                                                                 1
Performance highlights                                                                                               2
Summary of results                                                                                                   4
Group Chief Executive's review of performance                                                                        5
Segmental analysis                                                                                                   9
Performance by sector
    - UK Retail Banking                                                                                             11
    - Insurance and Investments                                                                                     15
    - Wholesale and International Banking                                                                           20
    - Central group items                                                                                           23
Income
    - Net interest income                                                                                           24
    - Other income                                                                                                  25
Operating expenses                                                                                                  27
Credit quality                                                                                                      29
Capital ratios                                                                                                      31
Consolidated profit and loss account                                                                                32
Consolidated balance sheet                                                                                          33
Consolidated cash flow statement                                                                                    37
Notes                                                                                                               38
Contacts for further information                                                                                    47



LLOYDS TSB GROUP



                                    PROFIT BEFORE TAX BY MAIN BUSINESSES



                                                                                    Half-year to         Half-year to
                                                                                      30 June             31 December
                                                                                 2004           2003           2003
                                                                                 GBPm           GBPm           GBPm

UK Retail Banking
  Before provisions for customer redress                                          818            793            878
  Provisions for customer redress                                                   -           (200)             -
                                                                                  818            593            878
Insurance and Investments
  Before provisions for customer redress                                          378            345            320
  Provisions for customer redress                                                   -           (100)             -
                                                                                  378            245            320
Wholesale and International Banking (continuing operations)                       616            488            550
Central group items                                                              (167)           145           (157)
Profit before tax from continuing operations, excluding changes in              1,645          1,471          1,591
economic  assumptions, investment variance and (loss) profit on sale of
businesses                                                                          7             (8)           (14)
Changes in economic assumptions (page 43, note 8)
Investment variance (page 42, note 7)                                             (72)            42             83
Loss on sale of businesses in 2004                                                (16)             -              -
Discontinued operations in 2003                                                     -            177          1,006
Profit before tax                                                               1,564          1,682          2,666




2003 figures have been restated to reflect changes in the Group's segmental analysis following the introduction, in 2004, of the management of the Group's distribution channels as profit centres, and other changes in internal pricing arrangements. These changes have not resulted in any restatement to Group profit before tax.

LLOYDS TSB GROUP



                               PERFORMANCE HIGHLIGHTS



This analysis compares the half-year to 30 June 2004 to the corresponding period in 2003.



Results - statutory

- Profit before tax decreased by GBP118 million, or 7 per cent, to GBP1,564 million.

- Profit attributable to shareholders decreased by GBP75 million, or 6 per cent, to GBP1,083 million.

-    Earnings per share decreased by 6 per cent to 19.4p.

-    Post-tax return on average shareholders' equity 22.1 per cent.

-    Total capital ratio 10.6 per cent, Tier 1 capital ratio 9.5 per cent.

-    Interim dividend of 10.7p per share (2003: 10.7p).



Results - continuing operations excluding investment variance, changes in economic assumptions and loss on sale of businesses

- Profit before tax increased by GBP174 million, or 12 per cent, to GBP1,645 million.

-    Earnings per share increased by 13 per cent to 20.6p.

-    Economic profit increased by 10 per cent to GBP710 million.

-    Post-tax return on average shareholders' equity 23.5 per cent.

-    Post-tax return on average risk-weighted assets increased to 1.95 per cent.



Key achievements - continuing operations

-    The Group has continued to improve its market share in key product areas.

- Good franchise growth with customer lending up by 9 per cent to GBP142 billion and customer deposits up by 4 per cent to GBP118 billion.

- Income growth exceeded cost growth as strict cost control has been maintained in all businesses, (page 45, note 12).

-    Asset quality remains strong.

-    Capital ratios remain strong.

LLOYDS TSB GROUP



PERFORMANCE HIGHLIGHTS - CONTINUING OPERATIONS



Key achievements - UK Retail Banking

- Strong balance growth in mortgages, credit cards, personal loans and current account deposits.

     -    Mortgage balances increased by 13 per cent to GBP76.3 billion.

     - Credit card balances increased by 31 per cent to GBP7.2 billion, or by 14 per cent excluding the Goldfish acquisition.

     -    Personal loan balances increased by 12 per cent to GBP10.0 billion.

     -    Current account deposits increased by 10 per cent to GBP18.2 billion.

-    20 per cent increase in sales from direct channels.

-    13 per cent increase in quality customer current account recruitment.

- Profit before tax, excluding customer redress provisions, increased by 3 per cent to GBP818 million.



Key achievements - Insurance and Investments

-    New business contribution in Scottish Widows increased by 7 per cent.

- Life and pensions new business margin increased to 24.3 per cent, from 23.4 per cent in the first half of 2003.

- Improvements made in the bancassurance product offer, including new product launches.

- 24 per cent increase in weighted sales in second quarter of 2004, compared to the first quarter of 2004.

-    Scottish  Widows  remains  on track to pay a 2004  dividend  to Lloyds  TSB
     Group.

- Profit before tax, excluding customer redress provisions, changes in economic assumptions and investment variance, increased by 10 per cent to GBP378 million.



Key achievements - Wholesale and International Banking

- Good progress in delivering our strategy of leveraging existing business and corporate customer relationships.

-    10 per cent increase in corporate relationship banking income.

-    All businesses performing well; strong new business pipeline.

-    Strong market share growth in motor finance.

-    Cost control maintained.

-    Significant improvement in asset quality.

- Improved capital efficiency - return on risk-weighted assets, excluding loss on sale of businesses, improved to 1.44 per cent, from 1.11 per cent in the first half of 2003.

- Profit before tax, excluding loss on sale of businesses, increased by 26 per cent to GBP616 million.

LLOYDS TSB GROUP



SUMMARY OF RESULTS



                                                                  Half-year to                          Half-year to
                                                                     30 June                Increase     31 December
                                                                  2004          2003       (Decrease)         2003
Results - statutory                                               GBPm          GBPm            %             GBPm

Total income                                                     4,530          4,937            (8)          4,971
Operating expenses                                               2,363          2,627           (10)          2,546
Trading surplus                                                  2,167          2,310            (6)          2,425
Provisions for bad and doubtful debts                              442            470            (6)            480
Profit before tax                                                1,564          1,682            (7)          2,666
Profit attributable to shareholders                              1,083          1,158            (6)          2,096
Economic profit (page 41, note 4)                                  643            788           (18)          1,705
Earnings per share (pence)                                        19.4           20.7            (6)           37.6
Post-tax return on average shareholders' equity (%)               22.1           28.1                          48.3

Results - continuing operations, excluding investment variance, changes in economic assumptions and (loss) profit on sale of businesses
Total income                                                     4,595          4,528             1           4,624
Operating expenses                                               2,363          2,484            (5)          2,417
Trading surplus                                                  2,232          2,044             9           2,207
Provisions for bad and doubtful debts                              442            430             3             457
Profit before tax                                                1,645          1,471            12           1,591
Economic profit                                                    710            647            10             682
Earnings per share (pence)                                        20.6           18.2            13            19.2
Post-tax return on average shareholders' equity (%)               23.5            n/a                           n/a

Balance sheet                                                    GBPm            GBPm                           GBPm
Shareholders' equity                                            10,098          8,603            17           9,624
Net assets per share (pence)                                       178            152            17             170
Total assets                                                   266,861        264,476             1         252,012
Loans and advances to customers                                141,508        141,990             -         135,251
Customer deposits                                              118,300        121,433            (3)        116,496

Risk asset ratios                                                   %              %                             %
Total capital                                                     10.6           10.1                          11.3
Tier 1 capital                                                     9.5            8.1                           9.5

Shareholder value
Closing market price per share (period-end)                    431.75p           430p                          448p
Total market value of shareholders' equity                   GBP24.2bn      GBP24.0bn                     GBP25.1bn
Dividends per share                                              10.7p          10.7p                         23.5p


LLOYDS TSB GROUP



GROUP CHIEF EXECUTIVE'S REVIEW OF PERFORMANCE



Lloyds TSB has continued to make good progress in implementing the key priorities that were set out in 2003 to provide the framework for profitable franchise growth. The Group's results for the first half of the year have been significantly affected by the impact of the overseas business disposals made in the second half of 2003. However the Group has continued to make financial and strategic progress in each of its three business areas, notwithstanding net interest margin pressures in the retail business.



During the first half of 2004, statutory profit before tax decreased by GBP118 million, or 7 per cent, to GBP1,564 million, largely as a result of the impact of the overseas business disposals made last year and a negative investment variance in the Group's insurance businesses in the first half of 2004. Profit attributable to shareholders was 6 per cent lower at GBP1,083 million and earnings per share decreased by 6 per cent to 19.4p. The post-tax return on average shareholders' equity was 22.1 per cent.



To enable meaningful comparisons to be made with prior periods it is appropriate to exclude the impact of business disposals, investment variances and changes in economic assumptions in the Group's insurance businesses. On this basis, profit before tax increased by GBP174 million, or 12 per cent, to GBP1,645 million. In key product areas the Group continued to grow market share, particularly in mortgages and credit cards. As a result, on a continuing operations basis, over the last twelve months customer lending grew by 9 per cent to GBP142 billion, and customer deposits increased by 4 per cent to GBP118 billion. On the same basis, the Group net interest margin was 2.89 per cent, compared to 2.92 per cent. The strong growth in lending and deposit volumes, however, ensured that this reduction in the Group net interest margin was more than compensated for by volume growth, resulting in an overall increase in net interest income from continuing operations of 7 per cent.



As a result of the Group's constant focus on cost control the cost:income ratio improved to 51.4 per cent, compared with 52.7 per cent. Total income, on a consistent basis, increased by 6 per cent, whilst operating expenses increased by 3 per cent (page 45, note 12).



Management priorities

In 2003, the management team set a series of priorities to guide the Group and provide a framework to build the franchise. The three key themes are:

- to manage actively the portfolio of businesses and to reduce risk and earnings volatility,

-    to maintain and build profitability, and,

-    to deliver profitable growth.



We have continued to make good progress in each of these priorities and the main achievements over the last six months are summarised below.

LLOYDS TSB GROUP



Managing the business portfolio

Having disposed of a number of overseas businesses in 2003, the Group has now completed the disposal of its businesses in Panama and Guatemala, and the sale of the Group's business in Honduras, which remains subject to approval by regulatory authorities, is expected to be completed during the second half of 2004. In July 2004, the Group also announced the sale, subject to regulatory approvals, of its businesses in Argentina and Colombia. The Group's exposure to Latin America has been significantly reduced over the last twelve months, reducing potential sources of earnings volatility and allowing the Group to concentrate its resources on its core retail and corporate customer franchises.



We have also continued to make progress in improving our risk management processes through effectively embedding the Group's new risk infrastructure and governance framework, improving our reporting of the Group's consolidated risk position, and enhancing our planning procedures. Credit quality is strong and we maintain tight control over risk positions and quality.



We continue to build on our customer development programme designed to guide the organisation into building deeper long-term relationships which will both further strengthen our customer franchise and address the risks of regulatory censure.



Maintaining and building profitability

In our key financial measures of performance, during the first half of 2004 the Group's continuing operations, excluding investment variance, changes in economic assumptions and loss on sale of businesses, have delivered a 10 per cent increase in economic profit to GBP710 million, and a post-tax return on equity of 23.5 per cent. In all areas of our business the Group has continued to focus on capital efficient profit growth and, as a result, the Group's return on average risk-weighted assets, on the same basis, increased to 1.95 per cent, from 1.86 per cent in the first half of 2003. In our life assurance business we have continued to focus on more profitable and capital efficient business and, consequently, we have achieved increases in both the contribution from new business and in the life and pensions new business margin.



Our cost performance continues to be strong and strict cost control remains a high priority throughout the Group. In the first half of 2004, operating expenses in the Group's continuing operations, excluding customer redress provisions, increased by 3 per cent. Our focus on reducing day-to-day operating costs has continued and during the last six months we have extended the use of our quality approach to process management to cover over 50 per cent of the Group's transactions. In the first half of the year the Group improved its quality measures and this has resulted in an improvement in both customer satisfaction and our operational efficiency.



Asset quality has remained strong and the Group's charge for provisions for bad and doubtful debts, from continuing operations, improved to 0.63 per cent, compared to 0.66 per cent in the first half of last year. Non-performing lending as a percentage of total lending decreased to 0.8 per cent from 1.0 per cent 12 months ago, largely reflecting the improved quality of the Group's corporate lending portfolio.

LLOYDS TSB GROUP



Delivering growth

In UK Retail Banking we have focused our attention on delivering strong franchise growth during a period of extensive business re-engineering. During the first half of the year, the Group undertook a pilot in Central London which has significantly increased the autonomy and accountability of business managers within their local markets. The change has been accompanied by a move from just measuring sales volumes to measuring value creation. The results have already led to an improved performance in quality customer recruitment, new product sales and staff and customer service levels, and we will be managing all our branch network on this business model during the second half of 2004.



There was strong growth in credit card balances, up 31 per cent, and in personal loan balances outstanding, up 12 per cent, (14 per cent and 11 per cent respectively excluding the impact of the Goldfish lending portfolios which were acquired in the second half of 2003). Current account deposit balances increased by 10 per cent. In the mortgages business net new lending was a record GBP5.5 billion, resulting in an estimated market share of net new lending of 10.4 per cent. These good levels of franchise growth were however partly offset by a reduction in the net interest margin. Costs remained tightly controlled and asset quality remains satisfactory. Excluding the GBP200 million provision for customer redress taken in the first half of 2003, pre-tax profit from UK Retail Banking increased by GBP25 million, or 3 per cent, to GBP818 million.




In Insurance and Investments we have increased our focus on more profitable and capital efficient products and have seen good improvements in profitability in many product areas. The Group has continued its focus on multi-channel distribution and, in particular, has made progress in repositioning the Group's offer through the branch network. We have improved the efficiency of the salesforce, launched a number of new products specifically designed for distribution through the branch network, and are in the process of simplifying sales processes.



Excluding investment variance, changes in economic assumptions and the GBP100 million provision for customer redress taken in the first half of 2003, pre-tax profits from Insurance and Investments increased by 10 per cent to GBP378 million. New business contribution increased by 7 per cent and the margin on new business increased to 24.3 per cent, from 23.4 per cent in the first half of 2003. Overall, weighted sales in the Group's life, pensions and unit trust businesses in the first half of 2004 were slightly lower at GBP354.6 million. There was however a 24 per cent increase in weighted sales in the second quarter of 2004, compared with the first quarter of 2004. In the Group's general insurance operations, continued growth in household insurance revenues, which increased by 8 per cent, was partly offset by a reduction in creditor insurance revenues.



In Wholesale and International Banking, our key focus has been on leveraging our existing business and corporate customer franchises to deepen relationships. We have broadened our product range, and positive results are emerging from the closer co-ordination of our Corporate and Financial Markets businesses. The Wholesale Bank has delivered good performance in all major business units during the first half of 2004, and has improved capital efficiency and returns.

LLOYDS TSB GROUP



The post-tax return on average risk-weighted assets for Wholesale and International continuing operations, excluding loss on sale of businesses, increased to 1.44 per cent from 1.11 per cent.



Wholesale and International Banking pre-tax profit from continuing operations, excluding loss on sale of businesses, increased by 26 per cent to GBP616 million, largely as a result of an increase of 10 per cent in corporate relationship banking revenues, strong profit growth in the asset finance and development capital businesses and a reduction in provisions for bad and doubtful debts. The division has a strong new business pipeline going into the second half of the year.



Capital position

Over the last twelve months the Group's capital position has strengthened considerably. At 30 June 2004, the total capital ratio was 10.6 per cent (30 June 2003: 10.1 per cent) and the Tier 1 capital ratio was 9.5 per cent (30 June 2003: 8.1 per cent). The Group continues to plan for risk-weighted asset growth of mid-to-high single digits over the next few years, and expected profit retentions are sufficient to support this level of risk-weighted asset growth within the Group's current capital management policy. Scottish Widows remains one of the most strongly capitalised life assurance companies in the UK, and we remain satisfied with Scottish Widows' overall capital position calculated using the Financial Services Authority's new 'realistic' basis of balance sheet reporting. On a market consistent basis, we estimate a 'realistic' surplus within the long-term fund of Scottish Widows which is more than three times the required risk capital margin. Scottish Widows remains on track to pay a 2004 dividend to Lloyds TSB.



The Group continues to generate strong cash flows from its banking operations and remains one of the most profitable major banks in the world. Lloyds TSB continues to be one of only two large commercially owned banks in the world, and the only UK bank, to have a 'triple A' rating from Moody's. The Group has a clear focus on delivering organic growth, however, we also wish to maintain the flexibility to make value enhancing 'in market' acquisitions such as Goldfish and the asset finance businesses. The Board has decided to maintain the interim dividend at 10.7p per share.



Looking forward

During the first half of 2004 we have continued to focus on growth, against a backdrop of substantial economic, regulatory and competitive pressures, and have made good progress in all key areas. The continuing evolution and implementation of our organic growth strategies through the targeted delivery of profitable top line revenue growth in excess of cost growth, should ensure the Group can successfully combine sustainable growth in economic profit and a continuing high return on equity. Despite the increasingly challenging external environment, we are establishing a track record of earnings growth and remain well positioned to deliver an improved trading performance in the second half of 2004 and beyond.





J Eric Daniels

Group Chief Executive

LLOYDS TSB GROUP



SEGMENTAL ANALYSIS (unaudited)



Half-year to                                                  Wholesale
30 June 2004                                     Insurance       and        Central
                                                    and     International
                                     UK Retail  Investments    Banking       group    Continuing  Discontinued
                                      Banking                                items    operations   operations     Total
                                       GBPm         GBPm         GBPm         GBPm        GBPm         GBPm        GBPm

Net interest income                    1,589          50          967         (168)      2,438            -       2,438
Other finance income                       -           -            -           19          19            -          19
Other income                             767         582          785            4       2,138            -       2,138
Total income                           2,356         632        1,752         (145)      4,595            -       4,595
Operating expenses                     1,193         133        1,015           22       2,363            -       2,363
Trading surplus (deficit)              1,163         499          737         (167)      2,232            -       2,232
General insurance claims                   -         121            -            -         121            -         121
Bad debt provisions                      344           -           98            -         442            -         442
Amounts written off fixed asset
investments                                -           -           23            -          23            -          23
Share of results of joint ventures        (1)          -            -            -          (1)           -          (1)
Profit (loss) before tax*                818         378          616         (167)      1,645            -       1,645
Loss on sale of businesses                 -           -          (16)           -         (16)           -         (16)
Changes in economic
assumptions                                -           7            -            -           7            -           7
Investment variance                        -         (72)           -            -         (72)           -         (72)
Profit (loss) before tax                 818         313          600         (167)      1,564            -       1,564






Half-year to                                                   Wholesale
30 June 2003+                                     Insurance       and        Central
                                                     and     International
                                      UK Retail  Investments    Banking       group    Continuing  Discontinued
                                       Banking                                items    operations   operations    Total
                                        GBPm          GBPm        GBPm         GBPm        GBPm         GBPm        GBPm

Net interest income                     1,515          39          898         (167)      2,285          286       2,571
Other finance income                        -           -            -           17          17            -          17
Other income                              741         447          750          288       2,226           89       2,315
Total income                            2,256         486        1,648          138       4,528          375       4,903
Operating expenses                      1,354         133          991            6       2,484          143       2,627
Trading surplus                           902         353          657          132       2,044          232       2,276
General insurance claims                    -         108            -            -         108            -         108
Bad debt provisions                       298           -          145          (13)        430           40         470
Amounts written off fixed asset
investments                                 -           -           24            -          24            -          24
Share of results of joint ventures        (11)          -            -            -         (11)           -        (11)
Profit before tax*                        593         245          488          145       1,471          192       1,663
Loss on sale of businesses                  -           -            -            -           -          (15)       (15)
Changes in economic
assumptions                                 -          (8)           -            -          (8)           -         (8)
Investment variance                         -          42            -            -          42            -          42
Profit before tax                         593         279          488          145       1,505          177       1,682

*excluding loss on sale of businesses, changes in economic assumptions and investment variance
+restated (page 38, note 1)

LLOYDS TSB GROUP



SEGMENTAL ANALYSIS (unaudited)


Half-year to                                                   Wholesale
31 December 2003+                                 Insurance       and        Central
                                                     and     International
                                      UK Retail  Investments    Banking       group    Continuing  Discontinued
                                       Banking                                items    operations   operations    Total
                                        GBPm          GBPm        GBPm         GBPm        GBPm         GBPm       GBPm

Net interest income                     1,622          42          977         (182)      2,459          225       2,684
Other finance income                        -           -            -           17          17            -          17
Other income                              792         534          811           11       2,148           53       2,201
Total income                            2,414         576        1,788         (154)      4,624          278       4,902
Operating expenses                      1,229         128        1,057            3       2,417          129       2,546
Trading surplus (deficit)               1,185         448          731         (157)      2,207          149       2,356
General insurance claims                    -         128            -            -         128            -         128
Bad debt provisions                       296           -          161            -         457           23         480
Amounts written off fixed asset
investments                                 -           -           20            -          20            -          20
Share of results of joint ventures        (11)          -            -            -         (11)           -        (11)
Profit (loss) before tax*                 878         320          550         (157)      1,591          126       1,717
Profit on sale of businesses                -           -            -            -           -          880         880
Changes in economic
assumptions                                 -         (14)           -            -         (14)           -        (14)
Investment variance                         -          83            -            -          83            -          83
Profit (loss) before tax                  878         389          550         (157)      1,660        1,006       2,666

*excluding profit on sale of businesses, changes in economic assumptions and investment variance

+restated (page 38, note 1)






PERIOD END ASSETS BY MAIN BUSINESSES




                                                                                   30 June            31 December
                                                                               2004            2003           2003
                                                                               GBPm            GBPm           GBPm

UK Retail Banking                                                             96,843          85,651         90,541
Insurance and Investments*                                                     9,728           9,400          9,844
Wholesale and International Banking (continuing operations)                  109,386         105,427        101,286
Central group items                                                              281             356            263
Total assets - continuing operations*                                        216,238         200,834        201,934
Discontinued operations                                                            -          15,951              -
Total assets*                                                                216,238         216,785        201,934

*excluding long-term assurance assets attributable to policyholders

LLOYDS TSB GROUP



PERFORMANCE BY SECTOR



UK Retail Banking

(covering the Group's UK retail businesses, providing banking and financial services to personal customers; mortgages; and private banking)



                                                                                 Half-year to            Half-year to
                                                                                    30 June              31 December
                                                                                2004          2003+          2003+
                                                                                GBPm           GBPm           GBPm
Net interest income                                                             1,589          1,515          1,622
Other income                                                                      767            741            792
Total income                                                                    2,356          2,256          2,414
Operating expenses:
  Before provisions for customer redress                                        1,193          1,154          1,229
  Provisions for customer redress                                                   -            200              -
                                                                                1,193          1,354          1,229
Trading surplus                                                                 1,163            902          1,185
Provisions for bad and doubtful debts                                             344            298            296
Share of results of joint ventures                                                 (1)           (11)           (11)
Profit before tax                                                                 818            593            878

Profit before tax, before provisions for customer redress                         818            793            878

Cost:income ratio, before provisions for customer redress                       50.6%          51.2%          50.9%
Total assets (period-end)                                                   GBP96.8bn      GBP85.7bn      GBP90.5bn
Total risk-weighted assets (period-end)                                     GBP57.6bn      GBP51.9bn      GBP54.1bn
+restated (page 38, note 1)




Profit before tax from UK Retail Banking increased by GBP225 million, or 38 per cent, to GBP818 million, compared to GBP593 million in the first half of 2003, supported by continued strong growth in the Group's consumer lending portfolios, particularly mortgages and credit cards, higher current account credit balances, a strict focus on cost control and the absence of a provision for customer redress. Excluding the impact of the GBP200 million provision for customer redress taken in the first half of 2003, profit before tax from UK Retail Banking increased by 3 per cent, as the good levels of franchise growth were partly offset by product margin erosion. Income growth of 4 per cent exceeded cost growth, excluding customer redress provisions, of 3 per cent.



The UK Retail Banking strategy focuses on the delivery of tailored and personalised customer offers and products to recruit and retain quality customers by meeting their individual needs and deepening our relationship with them.

LLOYDS TSB GROUP



UK Retail Banking (continued)



As part of our focus on delivering value, we are becoming increasingly customer focused. All distribution channels are now profit centres, rather than cost centres, resulting in greater accountability for the distribution profit of all retail products including bancassurance products. We have fundamentally restructured our retail branch network through the establishment of 165 profit centred local markets, moving decision making closer to the customers and investing in more front line staff at the expense of regional and head office jobs. As part of this exercise, during the first half of 2004, we have focused on developing our business in the London and South East markets where Lloyds TSB is currently under represented.



We have introduced commission based payments to our distribution channels for new business, and further improved our sales capabilities within our telephony and internet channels. We continue to leverage our multi-channel capability to provide convenient service to customers whilst migrating activities to lower cost channels where appropriate. More than 1.5 million customers are now active users of internet banking.



Over the last six months, we have maintained or increased our leading market share in key product areas including personal loans, credit cards, mortgages and current accounts. Within personal loans, key initiatives include the use of behavioural and risk-based pricing, leveraging our data advantage to identify key target segments, enabling the Group to deliver more competitive pricing to quality customers and to price by distribution channel within the Lloyds TSB franchise, whilst continuing to avoid sub-prime lending.



Customers are increasingly choosing to buy via direct channels and continued investment in our direct channel capabilities has supported good levels of business growth. In the first half of 2004, some 500,000 product sales were achieved through the internet channel, an increase of 27 per cent compared with the first half of 2003, and 160 million transactions were processed through internet banking, an increase of 28 per cent on the first half of 2003. Sales through direct channels represented 49 per cent of total sales in the first half of 2004.



We have continued to grow the credit card franchise, in a highly competitive environment, through the use of multiple brands with flexible offers for targeted segments, whilst continuing to rationalise back office operations to improve efficiency and levels of customer service and satisfaction.



The Group's 'Plus' range of interest-bearing current accounts continues to support the retention of high quality customers within the retail banking franchise, as well as enabling the Group to attract new-to-brand customers through a competitively priced offer. Quality customer current account recruitment increased by 13 per cent, compared with the first half of 2003, whilst quality current account attrition was 12 per cent lower reflecting the improvements which have been made in levels of service and customer satisfaction, together with the Group's improved range of personalised product offers. Lloyds TSB has maintained its clear market leadership in the added value current account market, with over 4 million customers.

LLOYDS TSB GROUP



UK Retail Banking (continued)



The popularity of the Premier Banking products for the mass affluent segment continues to grow, with some 41,000 customers selecting this offer since its launch in March 2003. This is complemented by a private banking service for high net worth customers.



                                                                                    Half-year to         Half-year to
                                                                                       30 June            31 December
                                                                                 2004           2003           2003
Mortgages                                                                        GBPm           GBPm           GBPm
Gross new mortgage lending                                                  GBP13.6bn      GBP12.0bn      GBP12.2bn
Market share of gross new mortgage lending                                       9.4%           9.7%           7.9%
Net new mortgage lending                                                     GBP5.5bn       GBP4.8bn       GBP3.5bn
Market share of net new mortgage lending                                        10.4%          10.9%           6.1%
Mortgages outstanding (period-end)                                          GBP76.3bn      GBP67.3bn      GBP70.8bn
Market share of mortgages outstanding                                            9.2%           9.3%           9.1%




Gross new mortgage lending increased by 13 per cent to a record GBP13.6 billion, compared with GBP12.0 billion in the first half of 2003. Net new lending increased to GBP5.5 billion resulting in an estimated market share of net new lending of 10.4 per cent. Over the last 12 months, mortgage balances outstanding increased by 13 per cent to GBP76.3 billion.



C&G continues to operate a successful multi-channel distribution strategy through the Lloyds TSB branch network, C&G branches, intermediaries, telephone and the internet. The Group continues to be one of the most efficient mortgage providers in the UK and C&G total costs as a percentage of mortgage assets were
0.5 per cent in the first half of 2004.



C&G has a wide range of mainstream mortgage offers, enhanced by the launch of ' First Time Buyer' and 'Offset' products during the first half of 2004. C&G focuses on prime lending market segments, and has continued its policy of not exceeding a 95 per cent loan-to-value ratio on new lending. The average indexed loan-to-value ratio on the C&G mortgage portfolio was 42 per cent (30 June 2003:
44 per cent), and the average loan-to-value ratio for C&G mortgage business written during the first half of 2004 was 65 per cent (2003 first half: 65 per cent). At 30 June 2004, 88.6 per cent of C&G mortgage balances had an indexed loan-to-value ratio of less than 80 per cent and only 0.1 per cent of balances had a loan-to-value ratio in excess of 95 per cent.



Asset quality remains strong. A slight improvement in arrears and the beneficial effect of house price increases have meant that bad debt provisions remained at low levels. New provisions were more than offset by releases and recoveries resulting in a GBP12 million net provisions release for the half-year, compared with a net release of GBP5 million in the first half of 2003.

LLOYDS TSB GROUP



UK Retail Banking (continued)



                                                                                     Half-year to         Half-year to
                                                                                       30 June             31 December
                                                                                 2004           2003           2003
Provisions for bad and doubtful debts by product                                 GBPm           GBPm           GBPm

Personal loans/overdrafts                                                         236            218            212
Credit cards                                                                      120             85             97
Mortgages                                                                         (12)            (5)           (13)
                                                                                  344            298            296

Charge as a percentage of average lending*                                         %              %              %
Personal loans/overdrafts                                                        4.34           4.44           4.08
Credit cards                                                                     3.51           3.34           3.08
Mortgages                                                                       (0.03)         (0.02)         (0.04)
*annualised




Bad debt provisions increased by GBP46 million, or 15 per cent, to GBP344 million. GBP21 million of this increase reflected the acquisition in the second half of 2003 of the Goldfish credit card and personal lending portfolios and the residual increase largely reflected volume related asset growth in personal loan and credit card lending. The provisions charge as a percentage of average lending for personal loans and overdrafts fell to 4.34 per cent, from 4.44 per cent in the first half of 2003, while the charge in the credit card portfolio increased to 3.51 per cent, from 3.34 per cent in the first half of 2003. In the mortgages business, there was a net provision release of GBP12 million. Overall, the provisions charge as a percentage of average lending was 0.76 per cent, compared to 0.75 per cent in the first half of 2003.



During the first half of 2004 there has been an increase in the level of complaints relating to sales and performance of certain endowment based savings products. The Group maintains provisions for customer redress in respect of these past product sales and, at 30 June 2004, these provisions had not been fully utilised. The Group will continue to review the adequacy of these provisions.

LLOYDS TSB GROUP



Insurance and Investments

(the life, pensions and unit trust businesses of Scottish Widows and Abbey Life; general insurance underwriting and broking; and Scottish Widows Investment Partnership)



                                                                                 Half-year to            Half-year to
                                                                                   30 June               31 December
                                                                                2004           2003+          2003+
                                                                                GBPm            GBPm          GBPm

Life, pensions and unit trusts
  Scottish Widows                                                                256             226            192
  Abbey Life                                                                      38              41             52
  Provisions for customer redress                                                  -            (100)             -
                                                                                 294             167            244
General insurance                                                                 82              80             73
Operating profit from Insurance                                                  376             247            317
Scottish Widows Investment Partnership                                             2              (2)             3
Profit before tax*                                                               378             245            320

Profit before tax, before provisions for customer redress*                       378             345            320

*excluding changes in economic assumptions and investment variance
+restated (page 38, note 1)




Profit before tax from Insurance and Investments, excluding changes in economic assumptions and investment variance, increased by GBP133 million, or 54 per cent, to GBP378 million, from GBP245 million in the first half of 2003. Profit before tax from our life, pensions and unit trust businesses increased by GBP127 million, or 76 per cent, to GBP294 million.



The market for medium and long-term investments has continued to be adversely affected by uncertainties in global stock markets although, based on Scottish Widows' sales performance, there have been signs in the second quarter of 2004 of some confidence returning to the long-term savings and investment markets. Our strategy of increasing the Group's focus on more profitable and capital efficient business has resulted in an increase in market share in protection and specialist pension products whilst reducing emphasis on some lower return products such as individual stakeholder pensions. As a result, the life and pensions new business contribution rose by 7 per cent and the new business margin increased to 24.3 per cent from 23.4 per cent in the first half of 2003.



Overall, weighted sales in the first half of 2004 were GBP354.6 million compared to GBP366.6 million in the first half of last year, a reduction of 3 per cent. In life and pensions, weighted sales increased by 3 per cent to GBP305.0 million whilst unit trust sales decreased by 31 per cent to GBP49.6 million. In the second quarter of 2004, however, the Group has delivered a significant increase of 24 per cent in weighted sales to GBP196.2 million compared to GBP158.4 million in the first quarter of 2004. This reflected growth of 29 per cent via Independent Financial Advisors, an increase of 55 per cent through direct channels, and 9 per cent growth in sales through the branch network.

LLOYDS TSB GROUP



Insurance and Investments (continued)



The Group's estimated share of the life and pensions market in the first quarter of 2004 increased to 6.7 per cent, from 6.4 per cent in the first quarter of 2003. However, as a result of lower sales of unit trusts and equity-based ISAs, the Group's estimated share of the life, pensions and unit trusts market in the first quarter of 2004 fell to 4.9 per cent, from 5.4 per cent in the first quarter of 2003. Scottish Widows remains, however, one of the leading unit trust and equity-based ISA providers in the UK.



In the branch network, weighted sales were 12 per cent lower as a result of a significant reduction in the sales of single premium unit trusts. However, our market share of life and pensions in the branch network and direct distribution channels grew to 8.7 per cent in the first quarter of 2004, compared to 7.1 per cent in the first quarter of 2003.



Profit before tax from general insurance, excluding investment variance, increased by GBP2 million, or 3 per cent, to GBP82 million as continued revenue growth from home insurance more than offset lower levels of creditor insurance. Sales from direct channels continued to grow, increasing by 9 per cent, compared to the first half of 2003.



Pre-tax profit from Scottish Widows Investment Partnership (SWIP) increased to GBP2 million, reflecting more buoyant market conditions and increased revenues from new mandates. SWIP achieved a significant increase in gross new external mandates which totalled GBP1.5 billion during the first half of 2004, largely reflecting an increase in the number of institutional client mandates. SWIP is the tenth largest fund manager in the United Kingdom with GBP77 billion under management. Fixed income and property investment performance continues to be strong, and over the three year period to 30 June 2004, 68 per cent of retail assets under management achieved above median performance. SWIP is currently in the process of introducing a new fund range as a key component of Lloyds TSB's bancassurance strategy.

LLOYDS TSB GROUP



Insurance and Investments (continued)



                                                                                 Half-year to           Half-year to
                                                                                    30 June             31 December
                                                                                 2004           2003         2003
                                                                                 GBPm           GBPm          GBPm

Total new business premium income
Regular premiums:
Life - mortgage related                                                          20.7           21.7           22.2
     - non-mortgage related                                                      19.0           28.0           23.4
Pensions                                                                        125.0          111.1          125.6
Health                                                                            2.3            3.2            2.7
Total regular premiums                                                          167.0          164.0          173.9

Single premiums:
Life                                                                            574.3          438.3          408.4
Annuities                                                                       234.5          271.4          241.1
Pensions                                                                        571.0          597.0          682.1
Total single premiums                                                         1,379.8        1,306.7        1,331.6

External unit trust sales:
Regular payments                                                                 18.1           22.0           19.0
Single amounts                                                                  315.6          499.5          407.8
Total external unit trust sales                                                 333.7          521.5          426.8

Weighted sales (regular + 1/10 single)
Life and pensions                                                               305.0          294.7          307.0
Unit trusts                                                                      49.6           71.9           59.8
Life, pensions and unit trusts                                                  354.6          366.6          366.8

Weighted sales by distribution channel
Branch network                                                                  122.1          139.3          139.5
Independent financial advisors                                                  198.3          197.5          194.1
Direct                                                                           33.9           28.9           32.7
Other, including International                                                    0.3            0.9            0.5
Life, pensions and unit trusts                                                  354.6          366.6          366.8

Group funds under management                                                    GBPbn          GBPbn          GBPbn
Scottish Widows Investment Partnership                                             77             73             77
UK Wealth Management                                                               11             10             11
International                                                                      14             16             15
                                                                                  102             99            103

LLOYDS TSB GROUP



Insurance and Investments (continued)



Life, pensions and unit trusts



                                                                         Half-year to                  Half-year to
                                                                            30 June                    31 December
                                                                       2004              2003+             2003+
                                                                       GBPm               GBPm               GBPm


New business income                                                     195                173                223
Life and pensions distribution costs                                   (121)              (104)              (137)
New business contribution                                                74                 69                 86
Existing business
- expected return                                                       132                133                150
- experience variances                                                  (13)                 -                (16)
- assumption changes and other items                                      6                (21)               (54)
- provisions for customer redress                                         -               (100)                 -
                                                                        125                 12                 80
Development costs                                                        (4)                (3)               (10)
Investment earnings                                                      80                 77                 76
                                                                        275                155                232
Unit trusts                                                              32                 32                 30
Unit trust distribution costs                                           (13)               (20)               (18)
                                                                         19                 12                 12
Profit before tax*                                                      294                167                244
Profit before tax, excluding provisions
for customer redress*                                                   294                267                244

New business margin (life and pensions)                               24.3%              23.4%              28.0%


*excluding changes in economic assumptions and investment variance +restated (page 38, note 1)




New business income increased by 13 per cent as a result of a 3 per cent increase in weighted sales from life and pensions products and an increase in the life and pensions new business margin, as a result of an improved performance in the more profitable life products. The new business contribution increased by 7 per cent to GBP74 million. The life and pensions new business margin, defined as new business contribution divided by weighted sales, increased to 24.3 per cent, from 23.4 per cent in the first half of 2003. The improvement reflects our strategy to focus on more profitable and capital efficient business, improving the Group's product mix, particularly in moving to higher margin protection and specialist pension products.



Profit before tax from existing business, excluding provisions for customer redress, increased by GBP13 million, or 12 per cent, to GBP125 million. The expected return from existing business, which largely reflects the unwinding of the long-term discount rate applied to the expected cash flows from the Group's portfolio of in-force business, was broadly unchanged at GBP132 million. During the first half of 2004, there was a reduction of GBP7 million from changes in actuarial assumptions and experience variances, compared to a reduction of GBP21 million in the first half of 2003.

LLOYDS TSB GROUP



Insurance and Investments (continued)



General insurance



                                                                                 Half-year to           Half-year to
                                                                                    30 June               31 December
                                                                                 2004          2003+           2003+
                                                                                 GBPm           GBPm           GBPm

Premium income from underwriting
Creditor                                                                           55             52             52
Home                                                                              218            198            212
Health                                                                             16             22             21
Reinsurance premiums                                                              (13)           (11)           (11)
                                                                                  276            261            274
Commissions from insurance broking
Creditor                                                                          166            190            161
Home                                                                               12             14             16
Health                                                                              9              8              8
Other                                                                              57             77            130
                                                                                  244            289            315

Distribution commissions to UK Retail Banking                                     272            298            320

Profit before tax*                                                                 82             80             73

*excluding investment variance
+restated (page 38, note 1)




Profit before tax, excluding investment variance, from our general insurance operations increased by GBP2 million, or 3 per cent, to GBP82 million.



Premium income from underwriting increased by GBP15 million, or 6 per cent, largely as a result of higher home insurance income which increased by 10 per cent, largely as a result of an improvement in product margins and levels of business retention. Insurance broking commission income decreased by GBP45 million, as a result of a GBP24 million fall in income from creditor insurance and a GBP20 million reduction in other commissions, largely reflecting lower retrospective commissions. Telephone and internet sales continue to grow with a 9 per cent increase in gross written premiums from new policies sold through direct channels in the first half of 2004. Gross written premiums for new policies sold via the internet increased by 44 per cent.



As a result of a lower level of branch network sales, distribution commissions to UK Retail Banking reduced by GBP26 million to GBP272 million. Claims were GBP13 million higher at GBP121 million, compared to the first half of 2003, reflecting higher values of underwritten business and higher weather related claims. The overall claims ratio remained low at 42 per cent but was slightly higher than in the first half of last year (40 per cent).

LLOYDS TSB GROUP



Wholesale and International Banking

(banking, treasury, structured finance, venture capital, acquisition finance, large value lease finance, share registration and stockbroking, long-term agricultural finance and other related services for major UK and multinational companies, financial institutions, and small and medium-sized UK businesses; Lloyds TSB Asset Finance; and banking and financial services overseas in The Americas and Europe and Offshore Banking worldwide).



                                                                                 Half-year to            Half-year to
                                                                                    30 June              31 December
                                                                                  2004          2003+         2003+
                                                                                  GBPm           GBPm         GBPm

Net interest income                                                               967            898            977
Other income                                                                      785            750            811
Total income                                                                    1,752          1,648          1,788
Operating expenses                                                              1,015            991          1,057
Trading surplus                                                                   737            657            731
Provisions for bad and doubtful debts                                              98            145            161
Amounts written off fixed asset investments                                        23             24             20
Profit before tax* - continuing operations                                        616            488            550
(Loss) profit on sale of businesses                                               (16)           (15)           880
Trading results of discontinued operations                                          -            192            126
Profit before tax                                                                 600            665          1,556


Cost:income ratio*                                                               57.9%         60.1%          59.1%
Total assets (period-end) - continuing operations                           GBP109.4bn    GBP105.4bn     GBP101.3bn
Total risk-weighted assets (period-end) - continuing operations              GBP64.5bn     GBP63.6bn      GBP62.8bn

*excluding (loss) profit on sale of businesses and trading results of discontinued operations
+restated (page 38, note 1)




Wholesale and International Banking pre-tax profit, excluding loss on sale of businesses and trading results of discontinued operations, increased by GBP128 million, or 26 per cent, to GBP616 million, from GBP488 million in the first half of 2003. This resulted from a strong performance from most major businesses, and a significantly enhanced focus on leveraging underexploited opportunities in our corporate franchises. Income growth of 6 per cent exceeded cost growth of 2 per cent, leading to an improvement in the cost:income ratio to
57.9 per cent. Our focus on capital efficiency has led to an increase in the post-tax return on average risk-weighted assets to 1.44 per cent compared with
1.11 per cent in the first half of 2003. In Wholesale, there was strong profit growth particularly in corporate banking, business banking and asset finance, and a reduction in provisions for bad and doubtful debts.

LLOYDS TSB GROUP



Wholesale and International Banking (continued)



Excluding the trading results of discontinued operations net interest income increased by GBP69 million, or 8 per cent, reflecting higher income from improved margins in corporate banking, business banking and the asset finance businesses, and strong growth in customer lending in asset finance. Other income increased by GBP35 million, largely as a result of a GBP27 million increase in the gains on realisation of venture capital investments by Lloyds TSB Development Capital.



The charge for provisions for bad and doubtful debts decreased by GBP47 million to GBP98 million. The charge in Wholesale fell by GBP11 million to GBP134 million, as a result of a decrease in provisions from the corporate lending portfolio. In International Banking there was a credit of GBP36 million mainly reflecting a GBP30 million release from the general provision against the Group's exposures in Argentina.



In Corporate Banking, profit before tax grew by 30 per cent from GBP164 million in the first half of 2003 to GBP214 million, reflecting an increase in the contribution from both relationship and transactional business driven by a combination of higher income, controlled costs, and a GBP20 million reduction in provisions.



We continue to deepen existing customer relationships, with increased cross-selling income and referral activity, supported by the co-location of corporate relationship managers and Financial Markets sales teams in regional centres. During the first half of 2004, Lloyds TSB was the number one lead arranger of syndicated loans for investment-grade companies in the UK by number of deals, we have grown market share in acquisition finance, and we are seeing a strong pipeline of business across the structured finance product areas.



In Financial Markets pre-tax profits were flat at GBP68 million, as income growth was offset by higher levels of investment spend, including a significant expansion of the regional salesforce, to support the delivery of our strategy to increase sales to corporate customers.



Profit before tax in Business Banking grew by GBP10 million, or 19 per cent to GBP62 million, reflecting good income growth and tight control of costs. Customer deposits rose by 7 per cent to GBP10.8 billion and customer lending increased by 2 per cent to GBP5.7 billion. Business Banking continued to grow its customer franchise and the Group's share of the start-up market was 20 per cent in the first half of 2004.



Pre-tax profit in Lloyds TSB Asset Finance increased by 46 per cent to GBP99 million, compared with GBP68 million in 2003, reflecting the continued profitable development of the motor and leisure, and personal and retail finance businesses. The motor and leisure business continues to be the largest independent lender in the UK motor and leisure point of sale market, and has performed strongly in a growing market, increasing market share to 20 per cent of the Finance & Leasing Association total car market. Personal and Retail Finance has also achieved increased market share. New business levels in these two divisions grew by 12 per cent and 21 per cent respectively in the first half of 2004.

LLOYDS TSB GROUP



Wholesale and International Banking (continued)



The new business environment for asset based lending provided by Lloyds TSB Commercial Finance remains more challenging, though good progress has been made in growing our existing business and corporate customer franchises, with an increased level of new business introductions.



In International Banking, profit before tax, excluding the loss on sale of businesses and trading results of discontinued operations, increased by GBP46 million, or 77 per cent, to GBP106 million, partly as a result of a GBP30 million general provision release in Argentina, but also reflecting lower costs in Argentina and Paraguay and higher income in international private banking. Pre-tax profits in Offshore Banking increased by GBP3 million to GBP59 million, compared with GBP56 million in the first half of 2003.



The Group completed the disposal of its businesses in Panama and Guatemala on 30 April 2004 and 4 June 2004 respectively resulting in a net loss on disposal of GBP3 million. The sale of the Group's business in Honduras, which remains subject to approval by the relevant regulatory authorities, is expected to be completed during the second half of 2004. In July 2004, the Group announced the sale of its businesses in Argentina and Colombia, subject to approval by the relevant regulatory authorities. As a result, a GBP13 million goodwill write-off has been recognised in the profit and loss account for the first half of 2004.

LLOYDS TSB GROUP



Central group items

(earnings on capital and the emerging markets debt investment portfolio, central costs and other unallocated items)



                                                                                    Half-year to         Half-year to
                                                                                       30 June           31 December
                                                                                  2004          2003+         2003+
                                                                                  GBPm           GBPm          GBPm

Accrual for payment to Lloyds TSB Foundations                                     (16)           (16)           (15)
Other finance income                                                               19             17             17
Earnings on capital and the emerging markets debt
investment portfolio                                                             (165)           140           (190)
Central costs and other unallocated items                                          (5)             4             31
                                                                                 (167)           145           (157)
+restated (page 38, note 1)




The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Group's pre-tax profit, averaged over three years, instead of the dividend on their shareholdings, making them in aggregate one of the largest independent grant giving bodies in the UK. In the first half of 2004, the Group accrued GBP16 million for payment to the Lloyds TSB Foundations.



Other finance income represents income from the expected return on the Group's pension fund assets less the charge for unwinding the discount on the pension fund liabilities.



Earnings on capital and the emerging markets debt investment portfolio reflect earnings on capital held at the Group centre, less the funding cost of recent acquisitions, and profits from the Group's investment portfolio of emerging markets debt securities. During the first half of 2003 improved secondary bond market conditions allowed the Group to sell its remaining portfolio of emerging markets debt securities. Profits on bond sales, and certain closed foreign exchange positions, in the first half of 2003 totalled GBP295 million.

LLOYDS TSB GROUP



INCOME




Group net interest income



                                                                                 Half-year to           Half-year to
                                                                                    30 June              31 December
                                                                                2004           2003           2003
                                                                                GBPm           GBPm           GBPm
Continuing operations
Net interest income                                                             2,438          2,285          2,459

Average balances
Short-term liquid assets                                                          254          2,598          2,317
Loans and advances                                                            155,224        140,598        145,042
Debt securities                                                                14,360         14,714         13,519
Total interest-earning assets                                                 169,838        157,910        160,878

Net interest margin (%)                                                          2.89           2.92           3.03

Statutory
Net interest income                                                             2,438          2,571          2,684
Total interest-earning assets                                                 169,838        172,082        173,697

Financed by:
Interest-bearing liabilities                                                  162,559        164,454        166,753
Interest-free liabilities                                                       7,279          7,628          6,944

Average rates                                                                      %              %              %
Gross yield on interest-earning assets                                           5.66           5.87           5.87
Cost of interest-bearing liabilities                                             2.90           2.99           2.92
Interest spread                                                                  2.76           2.88           2.95
Contribution of interest-free liabilities                                        0.13           0.13           0.12
Net interest margin                                                              2.89           3.01           3.07




Group net interest income decreased by GBP133 million, or 5 per cent, to GBP2,438 million, largely as a result of the sale of a number of overseas businesses in the second half of 2003.



On a continuing operations basis, net interest income increased by GBP153 million, or 7 per cent, and average interest-earning assets increased by 8 per cent to GBP170 billion. Within UK Retail Banking, continued strong growth led to increases of GBP2.8 billion in average personal lending and credit card balances and GBP8.0 billion in average mortgage balances. Within Wholesale and International Banking, average interest-earning assets increased by GBP763 million, largely reflecting growth in asset finance balances.



The Group net interest margin from continuing operations decreased by 3 basis points, in part caused by lower margins earned in the Group's credit card, personal lending and mortgages portfolios as a result of competitive pressures, as well as mix and funding effects. This was partly offset however by higher corporate banking margins and a positive mix effect from strong growth in the asset finance businesses.

LLOYDS TSB GROUP



Other income



                                                                                 Half-year to             Half-year to
                                                                                    30 June               31 December
                                                                                 2004           2003           2003
                                                                                 GBPm           GBPm           GBPm

Fees and commissions receivable:
  UK current account fees                                                         312            316            307
  Other UK fees and commissions                                                   620            569            604
  Insurance broking                                                               244            289            315
  Card services                                                                   237            202            237
  International fees and commissions                                               71             74             74
                                                                                1,484          1,450          1,537
Fees and commissions payable                                                     (372)          (326)          (362)
Dealing profits (before expenses):
  Foreign exchange income                                                          85            140             83
  Securities and other gains                                                       43            255             34
                                                                                  128            395            117
Income from long-term assurance business                                          296            135            211
General insurance premium income                                                  276            261            274
Other operating income                                                            326            311            371
Total other income - continuing operations*                                     2,138          2,226          2,148
Investment variance                                                               (72)            42             83
Changes in economic assumptions                                                     7             (8)           (14)
Discontinued operations                                                             -             89             53
Total other income                                                              2,073          2,349          2,270
*excluding investment variance and changes in economic assumptions




Other income from continuing operations, excluding investment variance and changes in economic assumptions, decreased by GBP88 million, or 4 per cent, to GBP2,138 million as a result of the absence of income totalling GBP301 million from the sale, in the first half of 2003, of the Group's portfolio of emerging markets debt bonds, and certain closed foreign exchange positions partly offset by the absence of a GBP100 million customer redress provision charged against income from long-term assurance business. Excluding these items other income increased by 6 per cent.



From  the  Group's  continuing  operations,   fees  and  commissions  receivable
increased by GBP34 million, or 2 per cent, to GBP1,484 million, largely reflecting good growth in other UK fees and commissions and higher income from credit and debit card services, which more than offset a reduction in insurance broking commissions. Other UK fees and commissions increased by GBP51 million, or 9 per cent, to GBP620 million. There was an increase of GBP9 million in mortgage related fees, reflecting the growth in new mortgage lending during the first half of the year, and an increase in fees from large corporate and factoring activity, reflecting increased transaction volumes.

LLOYDS TSB GROUP



Other income (continued)



Insurance broking commission income decreased by GBP45 million, partly as a result of a GBP24 million fall in income from creditor insurance, reflecting a reduction in sales through the branch network. Income from credit and debit card services increased by GBP35 million mainly as a result of a growth in interchange income, partly reflecting the acquisition of the Goldfish credit card portfolio in September 2003.



Fees and commissions payable increased by GBP46 million as a result of a GBP27 million increase in commissions paid to motor dealers by the asset finance operation, reflecting the growth in the levels of new business, and higher costs relating to legal expenses and valuation fee incentives supporting the strong mortgage growth. Fees payable in respect of the credit and debit card business also increased, mainly reflecting volume growth and the acquisition of Goldfish.



Dealing profits decreased by GBP267 million compared with the first half of 2003 as a result of the absence of gains on the sale of the emerging markets debt portfolio and certain closed foreign exchange positions. Income from long-term assurance business increased by GBP161 million, largely as a result of the absence of a customer redress provision which reduced income from long-term assurance business by GBP100 million in the first half of 2003.



Premium income from general insurance underwriting increased by GBP15 million, or 6 per cent, to GBP276 million, compared to GBP261 million in the first half of 2003. This was largely as a result of growth in premiums from home insurance products, reflecting successful cross-selling to the Group's mortgage customers and the continued strength of the UK housing market, as well as an improvement in product margins and levels of business retention.

LLOYDS TSB GROUP



OPERATING EXPENSES




Operating expenses



                                                                                    Half-year to           Half-year to
                                                                                       30 June             31 December
                                                                                  2004          2003           2003
                                                                                  GBPm          GBPm           GBPm

Administrative expenses:
Staff:
  Salaries                                                                        877            832            843
  National insurance                                                               67             69             68
  Pensions                                                                        165            156            186
  Restructuring                                                                     5             10             45
  Other staff costs                                                               118            107            115
                                                                                1,232          1,174          1,257
Premises and equipment:
  Rent and rates                                                                  138            137            134
  Hire of equipment                                                                 9             10              7
  Repairs and maintenance                                                          64             61             62
  Other                                                                            58             58             56
                                                                                  269            266            259
Other expenses:
  Communications and external data processing                                     207            194            217
  Advertising and promotion                                                        87             81             79
  Professional fees                                                                61             49             69
  Provisions for customer redress                                                   -            200              -
  Other                                                                           196            191            193
                                                                                  551            715            558
Administrative expenses                                                         2,052          2,155          2,074
Depreciation                                                                      289            311            322
Amortisation of goodwill                                                           22             18             21
Total operating expenses - continuing operations                                2,363          2,484          2,417
Discontinued operations                                                             -            143            129
Total operating expenses                                                        2,363          2,627          2,546

Cost:income ratio                                                               52.2%          53.2%          51.2%
Cost:income ratio*                                                              51.4%          52.7%          52.3%

*continuing operations, excluding investment variance, changes in economic assumptions, customer redress provisions and sale of EMD bonds/certain closed foreign exchange positions in 2003

LLOYDS TSB GROUP



Operating expenses (continued)



Total operating expenses decreased by GBP264 million, or 10 per cent, to GBP2,363 million compared to GBP2,627 million in the first half of 2003, reflecting a reduction of GBP143 million as a result of the disposal of a number of overseas businesses during 2003, and the absence of provisions for customer redress which in the first half of 2003 totalled GBP200 million. On a continuing operations basis, and excluding the customer redress provisions, operating expenses increased by GBP79 million, or 3 per cent, to GBP2,363 million. Staff costs were GBP58 million higher at GBP1,232 million largely reflecting higher salary costs. Professional fees increased by GBP12 million, to GBP61 million, due to greater use of external consultants on a number of major projects. Depreciation decreased by GBP22 million, largely as a result of a decrease of GBP26 million in operating lease depreciation. Goodwill amortisation was GBP4 million higher.



The cost:income ratio was 52.2 per cent, compared to 53.2 per cent in the first half of 2003. On a continuing operations basis, excluding investment variance, changes in economic assumptions, customer redress provisions and the sale of emerging markets debt bonds and certain closed foreign exchange positions, the cost:income ratio improved to 51.4 per cent, compared to 52.7 per cent in the first half of last year.



The Group has embarked on a programme of offshoring a number of its processing and back office operations. Our pilot operation in Bangalore has been running for over a year and has demonstrated that it is possible to provide customer service levels comparable to the UK. As a result, we have expanded the work we carry out in India and in May 2004 our telephony operations went live in Mumbai.



Number of employees (full-time equivalent)



Staff numbers increased by 212 to 71,821 during the first half of the year.



Within UK Retail Banking staff numbers increased by 269, reflecting an increase in customer facing staff partly offset by a reduction in regional and head office staff. In Insurance and Investments there was a decrease of 184 staff, reflecting operational efficiencies within Scottish Widows and the general insurance business. In Wholesale and International Banking staff numbers increased by 55, largely to support the growth in new business volumes.



                                                                                         30 June          31 December
                                                                                           2004                2003

UK Retail Banking                                                                        44,576              44,307
Insurance and Investments                                                                 5,610               5,794
Wholesale and International Banking                                                      19,809              19,754
Other                                                                                     1,826               1,754
Total number of employees (full-time equivalent)                                         71,821              71,609



LLOYDS TSB GROUP



CREDIT QUALITY



Charge for bad and doubtful debts




                                                                                    Half-year to         Half-year to
                                                                                       30 June           31 December
                                                                                 2004           2003           2003
                                                                                 GBPm           GBPm           GBPm

UK Retail Banking                                                                 344            298            296
Wholesale and International Banking - continuing operations                        98            145            161
Central group items                                                                 -            (13)             -
Total charge - continuing operations                                              442            430            457

Discontinued operations                                                             -             40             23

Total charge                                                                      442            470            480


Specific provisions                                                               477            466            480
General provisions                                                                (35)             4              -
Total charge                                                                      442            470            480

Charge as % of average lending*:                                                   %              %              %
UK Retail Banking                                                                0.76           0.75           0.69
Wholesale and International Banking - continuing operations                      0.39           0.59           0.63
Total charge - continuing operations                                             0.63           0.66           0.67
*annualised




The total charge for bad and doubtful debts decreased by GBP28 million, or 6 per cent, to GBP442 million. From continuing operations, the provisions charge increased by GBP12 million, or 3 per cent, to GBP442 million. The charge within UK Retail Banking increased by GBP46 million largely as a result of the Goldfish acquisition and volume related growth in the personal loan and credit card portfolios. There was a net release of GBP12 million from the provisions held against the mortgages portfolio, compared to a net release of GBP5 million in the first half of 2003, mainly reflecting an increase in the value of the property held as security.



In Wholesale and International Banking the provisions charge fell by GBP47 million to GBP98 million. The charge within Wholesale fell by GBP11 million as the level of new provisions required against corporate customers reduced. Within International Banking there was a credit of GBP36 million largely as a result of a release of GBP30 million from the general provision required against the Group's exposures in Argentina.



The Group's charge for bad and doubtful debts, on a continuing operations basis, as a percentage of average lending decreased to 0.63 per cent, compared to 0.66 per cent in the first half of 2003.

LLOYDS TSB GROUP



Movements in provisions for bad and doubtful debts



                                  Half-year to                       Half-year to                       Half-year to
                                  30 June 2004                       30 June 2003                     31 December 2003
                             Specific           General         Specific         General         Specific          General
                                GBPm             GBPm             GBPm             GBPm             GBPm            GBPm

At beginning of period         1,313              382            1,334             433             1,385             437
Exchange and other
adjustments                       (4)               -               13               -               (14)              -
Transfer from general to
specific provisions                3               (3)               -               -                50            (50)
Adjustments on
acquisitions and
disposals                         (2)               -              (1)               -               (48)            (5)
Advances written off            (486)               -             (514)              -              (631)              -
Recoveries of advances
written off in previous
years                             77                -               87               -                91               -
Charge to profit and loss
account:
New and additional
provisions                       745                5              769               4               783               5

Releases and recoveries         (268)             (40)            (303)              -              (303)            (5)


                                 477              (35)             466               4               480              -

At end of period               1,378              344            1,385             437             1,313             382
                                       1,722                             1,822                             1,695
Closing provisions as %
of lending (excluding
unapplied interest)
Specific:
Domestic                       1,238            (0.9%)           1,081           (0.9%)            1,132          (0.9%)
International                    140            (2.3%)             304           (1.6%)              181          (2.8%)
                               1,378            (1.0%)           1,385           (0.9%)            1,313          (0.9%)
General                          344            (0.2%)             437           (0.3%)              382          (0.3%)
Total                          1,722            (1.2%)           1,822           (1.2%)            1,695          (1.2%)




At the end of June 2004 provisions for bad and doubtful debts totalled GBP1,722 million. This represented 1.2 per cent of total lending (31 December 2003: 1.2 per cent). Non-performing lending increased to GBP1,225 million from GBP1,218 million in December 2003, largely reflecting general portfolio growth in the consumer lending portfolios. Non-performing lending represented 0.8 per cent of total lending, down from 0.9 per cent at 31 December 2003. At the end of the half-year, specific provisions represented over 100 per cent of non-performing loans (31 December 2003: over 100 per cent).

LLOYDS TSB GROUP



CAPITAL RATIOS



Risk asset ratios



                                                                                        30 June            31 December
                                                                                          2004                 2003
                                                                                          GBPm                 GBPm


Capital

Tier 1                                                                                    11,645             11,223
Tier 2                                                                                     8,481              8,935
                                                                                          20,126             20,158

Supervisory deductions                                                                    (7,115)            (6,898)

Total capital                                                                             13,011             13,260


Risk-weighted assets                                                                       GBPbn              GBPbn
UK Retail Banking                                                                           57.6               54.1
Insurance and Investments                                                                    0.2                0.2
Wholesale and International Banking                                                         64.5               62.8
Central group items                                                                          0.5                0.6
Total risk-weighted assets                                                                 122.8              117.7

Risk asset ratios

Total capital                                                                              10.6%              11.3%
Tier 1                                                                                      9.5%               9.5%

                                                                                       Half-year to      Half-year to
                                                                                          30 June           30 June
                                                                                            2004              2003

Post-tax return on average risk-weighted assets                                            1.84%              1.91%
Post-tax return on average risk-weighted assets - continuing operations*                   1.95%              1.86%

*excluding  investment  variance,  changes in  economic  assumptions  and profit
(loss) on sale of businesses




At the end of June 2004 the risk asset ratios were 10.6 per cent for total capital and 9.5 per cent for Tier 1 capital. During the first half of 2004, total capital for regulatory purposes decreased by GBP249 million to GBP13,011 million. Tier 1 capital increased by GBP422 million, mainly from retained profits, whilst Tier 2 capital reduced by GBP454 million, as a result of the repayment of Tier 2 capital instruments upon maturity. Supervisory deductions increased by GBP217 million, largely as a result of an increase in the Group's embedded value to GBP6,641 million, from GBP6,481 million in December 2003.



Risk-weighted assets increased by 4 per cent to GBP122.8 billion, reflecting strong growth in consumer lending and mortgages in the UK and growth in lending within the asset finance businesses. The post-tax return on average risk-weighted assets, on a continuing operations basis, excluding investment variance, changes in economic assumptions and profit (loss) on sale of businesses, increased to 1.95 per cent, from 1.86 per cent the first half of 2003.

LLOYDS TSB GROUP



CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)


                                                  Half-year to                      Half-year to 30 June
                                                     30 June         Continuing         Discontinued
                                                                     operations          operations             Total
                                                      2004                2003                2003               2003
                                                      GBPm                GBPm                GBPm               GBPm

Interest receivable:
  Interest receivable and similar income
  arising from debt securities                         189                 208                  37                245
  Other interest receivable and similar
  income                                             4,595               4,112                 652              4,764
Interest payable                                     2,346               2,035                 403              2,438
Net interest income                                  2,438               2,285                 286              2,571
Other finance income                                    19                  17                   -                 17
Other income
Fees and commissions receivable                      1,484               1,450                  59              1,509
Fees and commissions payable                          (372)               (326)                (17)              (343)
Dealing profits (before expenses)                      123                 397                  30                427
Income from long-term assurance
business                                               236                 167                   8                175
General insurance premium income                       276                 261                   -                261
Other operating income                                 326                 311                   9                320
                                                     2,073               2,260                  89              2,349
Total income                                         4,530               4,562                 375              4,937
Operating expenses
Administrative expenses                              2,052               2,155                 130              2,285
Depreciation                                           289                 311                   7                318
Amortisation of goodwill                                22                  18                   6                 24
Depreciation and amortisation                          311                 329                  13                342
Total operating expenses                             2,363               2,484                 143              2,627
Trading surplus                                      2,167               2,078                 232              2,310
General insurance claims                               121                 108                   -                108
Provisions for bad and doubtful debts
Specific                                               477                 426                  40                466
General                                                (35)                  4                   -                  4
                                                       442                 430                  40                470
Amounts written off fixed asset
investments                                             23                  24                   -                 24
Operating profit                                     1,581               1,516                 192              1,708
Share of results of joint ventures                      (1)                (11)                  -                (11)
Loss on sale of businesses                             (16)                  -                 (15)               (15)
Profit on ordinary activities before tax             1,564               1,505                 177              1,682
Tax on profit on ordinary activities                   449                 428                  63                491
Profit on ordinary activities after tax              1,115               1,077                 114              1,191
Minority interests   - equity                           10                  10                   -                 10
                     - non-equity                       22                  23                   -                 23
Profit for the period attributable to
shareholders                                         1,083               1,044                 114              1,158
Dividends                                              599                                                        597
Profit for the period                                  484                                                        561

Earnings per share                                   19.4p                                                      20.7p
Diluted earnings per share                           19.3p                                                      20.6p


LLOYDS TSB GROUP



CONSOLIDATED BALANCE SHEET



                                                                          30 June          30 June        31 December
                                                                            2004             2003             2003
                                                                        (unaudited)      (unaudited)       (audited)
                                                                           GBPm               GBPm             GBPm

Assets
Cash and balances at central banks                                            892              857            1,195
Items in course of collection from banks                                    1,879            2,433            1,447
Treasury bills and other eligible bills                                       142            3,577              539
Loans and advances to banks                                                26,891           18,306           15,547
Loans and advances to customers                                           141,508          141,990          135,251
Debt securities                                                            26,421           28,682           28,669
Equity shares                                                                 351              230              458
Interests in joint ventures                                                    53               38               54
Intangible assets                                                           2,485            2,615            2,513
Tangible fixed assets                                                       4,063            3,974            3,918
Other assets                                                                2,983            5,609            3,944
Prepayments and accrued income                                              1,929            2,127            1,918
Long-term assurance business attributable to the
shareholder                                                                 6,641            6,347            6,481
                                                                          216,238          216,785          201,934
Long-term assurance assets attributable to policyholders                   50,623           47,691           50,078
Total assets                                                              266,861          264,476          252,012

Liabilities
Deposits by banks                                                          37,575           23,882           23,955
Customer accounts                                                         118,300          121,433          116,496
Items in course of transmission to banks                                      765              981              626
Debt securities in issue                                                   27,355           34,498           25,922
Other liabilities                                                           4,889            8,422            7,007
Accruals and deferred income                                                3,074            3,458            3,206
Post-retirement benefit liability                                           2,097            2,168            2,139
Provisions for liabilities and charges:
  Deferred tax                                                              1,361            1,269            1,376
  Other provisions for liabilities and charges                                358              532              402
Subordinated liabilities:
  Undated loan capital                                                      5,850            6,063            5,959
  Dated loan capital                                                        3,933            4,733            4,495
Minority interests:
  Equity                                                                       47               47               44
  Non-equity                                                                  536              696              683
                                                                              583              743              727
Called-up share capital                                                     1,419            1,417            1,418
Share premium account                                                       1,144            1,121            1,136
Merger reserve                                                                343              343              343
Profit and loss account                                                     7,192            5,722            6,727
Shareholders' funds (equity)                                               10,098            8,603            9,624
                                                                          216,238          216,785          201,934
Long-term assurance liabilities to policyholders                           50,623           47,691           50,078
Total liabilities                                                         266,861          264,476          252,012


LLOYDS TSB GROUP



OVERVIEW OF CONSOLIDATED BALANCE SHEET




Review of balance sheet at 30 June 2004, compared to 31 December 2003



Assets

Total assets increased by GBP14,849 million to GBP266,861 million, reflecting strong growth in loans and advances to banks and customers, partly offset by a reduction in debt securities.



Cash and balances at central banks reduced by GBP303 million, or 25 per cent, to GBP892 million as cash balances held at the year-end are usually higher, to cater for anticipated demand over the year-end holiday period. Loans and advances to banks increased by GBP11,344 million to GBP26,891 million, largely reflecting an increase in reverse repos, partly replacing treasury bills and debt securities held for liquidity purposes, but also in relation to the Group's increased funding requirements.



Loans and advances to customers increased by GBP6,257 million, or 5 per cent, to GBP141,508 million. This growth largely reflects strong growth in UK retail lending, particularly mortgages, credit cards and personal loans.



Debt securities decreased by GBP2,248 million, or 8 per cent, to GBP26,421 million, largely reflecting the increased use of reverse repos for liquidity purposes.



Intangible assets declined by GBP28 million to GBP2,485 million reflecting amortisation of GBP22 million and a charge of GBP10 million relating to the impairment of goodwill in Colombia. Tangible fixed assets increased by GBP145 million to GBP4,063 million reflecting net additions of GBP441 million, largely in relation to operating leases, offset by depreciation of GBP289 million.



Other assets decreased by GBP961 million to GBP2,983 million, largely as a result of a decrease of GBP917 million in mark-to-market balances in respect of external derivatives.



Long-term assurance business attributable to the shareholder increased by GBP160 million to GBP6,641 million reflecting the after tax profit in the Group's life assurance businesses.

LLOYDS TSB GROUP



Assets (continued)



                                                                                    30 June               31 December
                                                                                2004           2003           2003
                                                                                GBPm           GBPm           GBPm

Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                               2,075          2,089          2,025
Manufacturing                                                                   3,090          3,572          3,211
Construction                                                                    1,647          1,634          1,497
Transport, distribution and hotels                                              5,010          4,915          4,741
Property companies                                                              4,808          4,222          4,577
Financial, business and other services                                          8,011          8,351          9,652
Personal  : mortgages                                                          76,316         67,316         70,750
          : other                                                              21,535         17,798         20,139
Lease financing                                                                 6,378          6,940          6,470
Hire purchase                                                                   4,829          4,453          4,701
Other                                                                           4,043          3,499          3,351
Total domestic                                                                137,742        124,789        131,114

International:
Latin America                                                                     425          1,470            557
New Zealand                                                                         -         11,939              -
United States of America                                                        2,576          3,018          2,681
Europe                                                                          1,883          2,053          1,981
Rest of the world                                                                 611            586            623
Total international                                                             5,495         19,066          5,842
                                                                              143,237        143,855        136,956
Provisions for bad and doubtful debts*                                         (1,707)        (1,808)        (1,677)
Interest held in suspense*                                                        (22)           (57)           (28)
Total loans and advances to customers                                         141,508        141,990        135,251


*figures exclude provisions and interest held in suspense relating to loans and advances to banks




Liabilities

Deposits by banks increased by GBP13,620 million to GBP37,575 million, largely reflecting increased repo funding to finance asset growth.



Customer deposits increased by GBP1,804 million to GBP118,300 million, as growth of GBP2,331 million in current account credit balances was partly offset by reductions in some offshore deposits, and following completion of the sale of the Group's businesses in Panama and Guatemala.

LLOYDS TSB GROUP



Liabilities (continued)



                                                                                 Half-year to            Half-year to
                                                                                    30 June               31 December
                                                                               2004           2003           2003
                                                                               GBPm           GBPm           GBPm

Deposits - customer accounts

Sterling:
Non-interest bearing current accounts                                           3,173          2,420          3,115
Interest bearing current accounts                                              29,539         26,815         27,266
Savings and investment accounts                                                56,106         56,195         55,990
Other customer deposits                                                        17,133         16,242         17,605
Total sterling                                                                105,951        101,672        103,976
Currency                                                                       12,349         19,761         12,520
Total deposits - customer accounts                                            118,300        121,433        116,496




Debt securities in issue increased by GBP1,433 million to GBP27,355 million. Other liabilities decreased by GBP2,118 million to GBP4,889 million, as a result of a reduction of GBP1,510 million in mark-to-market balances in respect of external derivatives and a lower interim dividend accrual than that for the final dividend. Accruals and deferred income reduced by GBP132 million to GBP3,074 million as a result of lower interest payable.



The post-retirement benefit liability decreased by GBP42 million to GBP2,097 million. The after-tax impact of cash contributions and other finance income more than offset the regular pensions cost. Provisions for liabilities and charges fell by GBP59 million to GBP1,719 million, largely reflecting cash payments against the customer remediation provision.



Subordinated liabilities fell by GBP671 million to GBP9,783 million due to repayments of GBP500 million and exchange rate movements. Minority interests decreased by GBP144 million to GBP583 million, largely reflecting the termination of certain structured finance transactions.



Shareholders' funds were up GBP474 million to GBP10,098 million, principally due to retentions.

LLOYDS TSB GROUP



CONSOLIDATED CASH FLOW STATEMENT (unaudited)


                                                                                     Half-year to         Half-year to
                                                                                      30 June             31 December
                                                                                  2004          2003           2003
                                                                                  GBPm          GBPm           GBPm

Net cash inflow (outflow) from operating activities                               696          4,670         (3,898)
Dividends received from associated undertakings                                     -              5              -
Returns on investments and servicing of finance:
  Dividends paid to equity minority interests                                      (8)             -            (14)
  Payments made to non-equity minority interests                                  (23)           (40)           (41)
  Interest paid on subordinated liabilities (loan capital)                       (298)          (297)          (303)
Net cash outflow from returns on investments and servicing
of finance                                                                       (329)          (337)          (358)

Taxation:
  UK corporation tax                                                             (344)          (205)          (393)
  Overseas tax                                                                    (62)          (119)           (67)
Total taxation                                                                   (406)          (324)          (460)

Capital expenditure and financial investment:
  Additions to fixed asset investments                                         (6,113)       (19,519)       (15,901)
  Disposals of fixed asset investments                                          6,161         18,656         17,625
  Additions to tangible fixed assets                                             (637)          (346)          (432)
  Disposals of tangible fixed assets                                              115            154            133
Net cash (outflow) inflow from capital expenditure and                           (474)        (1,055)         1,425
financial investment

Acquisitions and disposals:
  Additions to interests in joint ventures                                          -             (6)            (6)
  Acquisition of group undertakings and businesses                                 (9)            (1)        (1,105)
  Disposal of group undertakings and businesses                                    17              -          2,382
Net cash inflow (outflow) from acquisitions and disposals                           8             (7)         1,271
Equity dividends paid                                                          (1,314)        (1,311)          (597)
Net cash (outflow) inflow before financing                                     (1,819)         1,641         (2,617)

Financing:
  Issue of subordinated liabilities (loan capital)                                  -            533              -
  Cash proceeds from issue of ordinary share capital and sale
  of own shares held in respect of employee share schemes                          10             26              6
  Repayment of subordinated liabilities (loan capital)                           (500)           (55)           (20)
  Repayment of minority investment in subsidiaries                               (132)             -              -
  Capital element of finance lease rental payments                                  -             (1)             -
Net cash (outflow) inflow from financing                                         (622)           503            (14)
(Decrease) increase in cash                                                    (2,441)         2,144         (2,631)


LLOYDS TSB GROUP



NOTES




1.       Accounting policies and presentation



         Accounting policies are unchanged from 2003.



         The Group has not revised the valuation of its pension schemes to reflect the circumstances prevailing at 30 June 2004. In accordance with FRS 17 the valuations will be formally updated at the year-end.



         2003 figures have been restated to reflect changes in the Group's segmental analysis following the introduction, in 2004, of the management of the Group's distribution channels as profit centres, and other changes in internal pricing arrangements. These changes have not resulted in any change to Group profit before tax.





2.       Future accounting developments



         FRED 34 'Life Assurance'



         On 21 July 2004, the UK Accounting Standards Board ('ASB') issued an exposure draft of an accounting standard which will amend the basis of accounting for entities with a life assurance business. The exposure draft, which is in part a response to the concerns raised by the Penrose report into Equitable Life, proposes to change the way in which embedded value is calculated to exclude the effect of future investment margins and limit the value attributed to the contractual rights to future investment management fees to their fair value, as implied by a comparison with current fees charged by other market participants for similar services. It is also proposed that the liabilities of with-profits funds falling within the scope of the FSA's realistic capital regime should be incorporated into the balance sheet on this basis, including options and guarantees at their fair value, and a capital position statement provided setting out total available capital compared to regulatory requirements with a sensitivity analysis to changes in key variables.



         The ASB has requested comments on the exposure draft by early October and changes may be made to the proposals once these have been considered; it is expected that the resulting accounting standard will be effective for the 2004 full year results and is likely to require the figures for the first half of the year and prior periods to be restated. The ASB's proposals are currently being reviewed to assess the potential implications for the Group's accounts, although this exercise is not yet complete.

LLOYDS TSB GROUP



2.       Future accounting developments (continued)



         International Accounting Standards ('IAS')



         Work continues throughout the Group in preparation for the adoption of IAS with effect from 1 January 2005 and good progress is being made.



         There remains some uncertainty since the European Commission has still not endorsed IAS 39, the Standard dealing with the recognition and measurement of financial instruments, following objections raised by a minority of member states. In the limited time remaining before implementation is due, it is not clear whether it will be possible to address all of these concerns leaving open the possibility of partial or non-endorsement.



         In overall terms, we expect that the introduction of IAS will lead to increased volatility in the Group's profit and loss account, although this will be mitigated by changes being considered to our hedging processes. The appearance of our accounts will also change as we will be required to consolidate our life assurance businesses on a line-by-line basis instead of the one-line basis of consolidation currently adopted.



         Discussions have been held with the FSA to obtain their initial views on the effects of IAS upon prudential regulation, and we believe that our capital position will remain satisfactory under the new regime.





3.           Profit and loss account for the six months ended 31 December 2003



An analysis of the Group's consolidated profit and loss account by continuing operations and discontinued operations for the second half of 2003 is given below.

LLOYDS TSB GROUP



                CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)


                                                                             Half-year to 31 December
                                                                     Continuing        Discontinued
                                                                     operations         operations           Total
                                                                         2003               2003              2003
                                                                         GBPm               GBPm              GBPm

Interest receivable:
  Interest receivable and similar income
  arising from debt securities                                           181                 26                207
  Other interest receivable and similar
  income                                                               4,372                561              4,933
Interest payable                                                       2,094                362              2,456
Net interest income                                                    2,459                225              2,684
Other finance income                                                      17                  -                 17
Other income
Fees and commissions receivable                                        1,537                 53              1,590
Fees and commissions payable                                            (362)               (17)              (379)
Dealing profits (before expenses)                                        128                  5                133
Income from long-term assurance
business                                                                 269                  9                278
General insurance premium income                                         274                  -                274
Other operating income                                                   371                  3                374
                                                                       2,217                 53              2,270
Total income                                                           4,693                278              4,971
Operating expenses
Administrative expenses                                                2,074                117              2,191
Depreciation                                                             322                  6                328
Amortisation of goodwill                                                  21                  6                 27
Depreciation and amortisation                                            343                 12                355
Total operating expenses                                               2,417                129              2,546
Trading surplus                                                        2,276                149              2,425
General insurance claims                                                 128                  -                128
Provisions for bad and doubtful debts
Specific                                                                 457                 23                480
General                                                                    -                  -                  -
                                                                         457                 23                480
Amounts written off fixed asset
investments                                                               20                  -                 20
Operating profit                                                       1,671                126              1,797
Share of results of joint ventures                                       (11)                 -                (11)
Profit on sale of businesses                                               -                880                880
Profit on ordinary activities before tax                               1,660              1,006              2,666
Tax on profit on ordinary activities                                     503                 31                534
Profit on ordinary activities after tax                                1,157                975              2,132
Minority interests   - equity                                             12                  -                 12
                     - non-equity                                         24                  -                 24
Profit for the period attributable to shareholders                     1,121                975              2,096
Dividends                                                                                                    1,314
Profit for the period                                                                                          782

Earnings per share                                                                                           37.6p
Diluted earnings per share                                                                                   37.5p


LLOYDS TSB GROUP



4.       Economic profit



         In pursuit of our aim to maximise shareholder value, we use a system of value based management as a framework to identify and measure value in order to help us make better business decisions. Accounting profit is of limited use as a measure of value creation and performance as it ignores the cost of the equity capital that has to be invested to generate the profit. We choose economic profit as a measure of performance because it captures both growth in investment and return. Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. Our calculation of economic profit uses average equity for the half-year and is based on a cost of equity of 9 per cent (2003: 9 per cent).



         Economic profit instils a rigorous financial discipline in determining investment decisions throughout the Group. It enables us to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value.


                                                                                 Half-year to             Half-year to
                                                                                    30 June               31 December
                                                                                 2004          2003           2003
                                                                                 GBPm          GBPm           GBPm

Average shareholders' equity                                                    9,840          8,301          8,616
Profit attributable to shareholders                                             1,083          1,158          2,096
Less: notional charge                                                            (440)          (370)          (391)
Economic profit                                                                   643            788          1,705





         The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity.





5.       Earnings per share


                                                                                    Half-year to          Half-year to
                                                                                      30 June              31 December
                                                                                 2004           2003           2003

Basic
Profit attributable to shareholders                                          GBP1,083m      GBP1,158m      GBP2,096m
Weighted average number of ordinary shares in issue                             5,589m         5,581m         5,581m
Earnings per share                                                               19.4p          20.7p          37.6p

Fully diluted
Profit attributable to shareholders                                          GBP1,083m      GBP1,158m      GBP2,096m
Weighted average number of ordinary shares in issue                             5,625m         5,617m         5,583m
Earnings per share                                                               19.3p          20.6p          37.5p





                                 Page 41 of 47



LLOYDS TSB GROUP



6.       Tax



The effective rate of tax was 28.7 per cent compared to an effective rate of tax of 29.2 per cent in the first half of 2003, and the standard UK corporation tax rate of 30 per cent.



A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, is given below:


                                                                                   Half-year to         Half-year to
                                                                                      30 June           31 December
                                                                                 2004          2003           2003
                                                                                 GBPm           GBPm          GBPm

Profit on ordinary activities before tax                                        1,564          1,682          2,666

Tax charge thereon at UK corporation tax rate of 30%                              469            504            800
Factors affecting charge:
Goodwill amortisation                                                               5              5              4
Overseas tax rate differences                                                      (3)             3            (12)
Gains exempted or covered by capital losses                                        (6)             1           (277)
Tax deductible coupons on non-equity minority interests                            (6)            (6)            (6)
Life companies rate differences                                                    (3)           (10)            26
Other items                                                                        (7)            (6)            (1)

Tax charge                                                                        449            491            534





7.       Investment variance



In accordance with generally accepted accounting practice in the UK, it is the Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions, and general insurance businesses are separately analysed to include investment earnings calculated using longer-term investment rates of return. This investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance. The longer-term rates of return for the period are consistent with those used by the Group in the calculation of the embedded value at the beginning of the period, which were
7.45 per cent for equities and 4.85 per cent for Gilts.

LLOYDS TSB GROUP



7.       Investment variance (continued)



Lloyds TSB General Insurance also holds investments to support its underwriting business; these are carried at market value and gains and losses included within dealing profits. Consistent with the approach adopted for the life and pensions business, an operating profit for the general insurance business is calculated including investment earnings normalised using the same long-term rates of return.



During the first half of 2004 there was a negative investment variance of GBP72 million, primarily as a result of the impact of a reduction in the value of fixed interest investments.





8.       Changes in economic assumptions



In accordance with the Association of British Insurers' detailed guidance for the preparation of figures using the achieved profits method of accounting the Group has reviewed the economic assumptions used in the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date.



The main economic assumptions were revised at 30 June 2004 as follows:


                                                                                          30 June       31 December
                                                                                            2004            2003
                                                                                              %               %

Risk-adjusted discount rate (net of tax)                                                    7.77             7.60
Return on equities (gross of tax)                                                           7.69             7.45
Return on fixed interest securities (gross of tax)                                          5.09             4.85
Expenses inflation                                                                          3.90             3.80





9.       Loss on sale of businesses



     During the first half of 2004, the Group disposed of its businesses in Panama and Guatemala and a loss of GBP3 million was recognised in the profit and loss account. In July 2004, the Group announced the sale of its businesses in Argentina and Colombia, subject to approval by the relevant regulatory authorities. As a result, a GBP13 million goodwill write-off has been recognised in the profit and loss account for the first half of 2004. During 2003, the Group disposed of a number of its overseas businesses and, as a result, a loss of GBP15 million was recognised in the Group's profit and loss account in the first half of 2003, and a net profit of GBP880 million was recognised in the second half of 2003. An itemised breakdown is provided below.

LLOYDS TSB GROUP



9.       Loss on sale of businesses (continued)


                                                                                     Half-year to         Half-year to
                                                                                       30 June            31 December
                                                                                  2004           2003            2003
                                                                                  GBPm           GBPm            GBPm

French wealth management businesses                                                 -            (15)             -
Brazilian businesses                                                                -              -            (41)
The National Bank of New Zealand                                                    -              -            921
Panama and Guatemala                                                               (3)             -              -
Colombia                                                                          (13)             -              -
                                                                                  (16)           (15)           880






10.     Free Asset Ratio



The free asset ratio is a common measure of financial strength in the UK for long-term insurance businesses. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of the liabilities. At 30 June 2004, the free asset ratio of Scottish Widows plc was an estimated 14.0 per cent, compared with 13.6 per cent at 31 December 2003. After adjusting for the required regulatory minimum solvency margin, the Scottish Widows plc ratio, expressed as a percentage of total assets, was an estimated 8.7 per cent at 30 June 2004, compared with 8.3 per cent at 31 December 2003.





11.     Reconciliation of movements in shareholders' funds


                                                                                  Half-year to          Year ended
                                                                                     30 June            31 December
                                                                                       2004                 2003
                                                                                       GBPm                 GBPm

Profit attributable to shareholders                                                    1,083               3,254
Dividends                                                                               (599)             (1,911)
Profit for the period                                                                    484               1,343
Currency translation differences on foreign currency net investments

                                                                                         (17)                118
Actuarial losses recognised in post-retirement benefit schemes                             -                  (4)
Issue of shares                                                                            9                  45
Movements in relation to own shares                                                       (5)                 (2)
Goodwill written-back on sale of businesses                                                3                 181
Net increase in shareholders' funds                                                      474               1,681
Shareholders' funds at beginning of period                                             9,624               7,943
Shareholders' funds at end of period                                                  10,098               9,624

LLOYDS TSB GROUP



12.     Income and expenses reconciliation



To facilitate comparisons with prior periods, certain income and expense comparisons have been made excluding discontinued operations, changes in economic assumptions, investment variance, customer redress provisions and the sale of emerging markets debt bonds and certain closed foreign exchange positions. Reconciliations are detailed below:



                                                                                 Half-year to         Half-year to
                                                                                    30 June           31 December
                                                                               2004           2003           2003
                                                                               GBPm            GBPm          GBPm

Income, excluding discontinued operations, changes in economic assumptions, investment variance, customer redress provisions, and the sale of emerging markets debt bonds and certain closed foreign exchange
positions                                                                       4,595          4,333          4,624
Discontinued operations                                                             -            375            278
Changes in economic assumptions                                                     7             (8)           (14)
Investment variance                                                               (72)            42             83
Customer redress provisions                                                         -           (100)             -
Sale of emerging markets debt bonds and certain closed foreign exchange
positions                                                                           -            295              -
Total income                                                                    4,530          4,937          4,971




                                                                                 Half-year to            Half-year to
                                                                                    30 June              31 December
                                                                                2004           2003          2003
                                                                                GBPm           GBPm           GBPm

Expenses, excluding discontinued operations and customer redress
provisions                                                                      2,363          2,284          2,417
Discontinued operations                                                             -            143            129
Customer redress provisions                                                         -            200              -
Total operating expenses                                                        2,363          2,627          2,546


LLOYDS TSB GROUP



13.     Dividend



An interim dividend for 2004 of 10.7p per share (2003: 10.7p), will be paid on 6 October 2004.



Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Shareholders who have not joined the plan and wish to do so may obtain an application form from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 6003990). Key dates for the payment of the dividend are:



Shares quoted ex-dividend                                                                                    11 August

Record date                                                                                                  13 August

Final date for joining or leaving the dividend reinvestment plan                                           8 September

Interim dividend paid                                                                                        6 October





14.     Other information



Results for the half-year ended 30 June were approved by the directors on 29 July 2004.



Statutory accounts for the year ended 31 December 2003 were delivered to the registrar of companies. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237 (3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

                                    CONTACTS





                    For further information please contact:-





                                 Michael Oliver

                         Director of Investor Relations

                              Lloyds TSB Group plc

                                 020 7356 2167

                   E-mail: michael.oliver@ltsb-finance.co.uk









                                Terrence Collis

                   Director of Group Corporate Communications

                              Lloyds TSB Group plc

                                 020 7356 2078

                    E-mail: terrence.collis@lloydstsb.co.uk













Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.





Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to Public Affairs, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information is also available on the Group's website.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     30 July, 2004